                                                                       Exhibit 2
[PLY GEM MASTHEAD]

                                                                  April 11, 1997

To our Stockholders:

     It is our pleasure to invite you to the 1997 Annual Meeting of Stockholders, which will be held on Friday, May 9, 1997, at 9:00 a.m., at the One Valley Bank, 148 South Queen Street, Martinsburg, West Virginia. Our meeting has been scheduled to coincide with our plan to celebrate the purchase by Variform, Inc., one of our subsidiaries, of their Martinsburg, West Virginia manufacturing facility.

     I look forward to greeting you at the meeting at which time I plan to report on the Company's current operations and its future prospects. At the meeting, stockholders will be asked to consider and vote upon the election of Directors.

     The formal Notice of Annual Meeting and the Proxy Statement follow. It is important that your shares be represented and voted at the meeting, regardless of the size of your holdings. Accordingly, please promptly mark, sign and date the enclosed proxy and return it in the enclosed envelope to assure that your shares will be represented. I would appreciate a response from you in order to avoid repeat solicitations which involve additional avoidable expenses to the Company.

     I appreciate your interest in our Company.

                                    Sincerely yours,


                                    /s/ JEFFREY S. SILVERMAN

                                        JEFFREY S. SILVERMAN
                                                      [LOGO]

                            PLY GEM INDUSTRIES, INC.

                               ------------------
                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                               ------------------

                                                              New York, New York
                                                              April 11, 1997

To the Stockholders of
PLY GEM INDUSTRIES, INC.:

     The Annual Meeting of Stockholders of Ply Gem Industries, Inc. will be held at the One Valley Bank, 148 South Queen Street, Martinsburg, West Virginia on May 9, 1997 at 9:00 o'clock in the morning for the following purposes:

     (1) To elect directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified; and

     (2) To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

     Only stockholders of record at the close of business on March 24, 1997 are entitled to notice of and to vote at the meeting or any adjournment or adjournments thereof.

     STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON, BUT WISH THEIR STOCK TO BE VOTED ON MATTERS TO BE PRESENTED TO THE MEETING, ARE URGED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED WITHIN THE UNITED STATES.

                       By Order of the Board of Directors,

                                CHARLES M. MODLIN
                                    Secretary

                            PLY GEM INDUSTRIES, INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017

                            ------------------------
                                 PROXY STATEMENT
                            ------------------------

     This statement is furnished with respect to the solicitation of proxies by the Board of Directors for the Annual Meeting of Stockholders of Ply Gem Industries, Inc. (the "Company") to be held at 9:00 A.M. on May 9, 1997 or at any adjournment or adjournments thereof, at the One Valley Bank, 148 South Queen Street, Martinsburg, West Virginia. The approximate date on which the proxy statement and form of proxy was first sent or given to stockholders was April 11, 1997.

     Proxies in the accompanying form which are properly executed and duly returned to the Board of Directors will be voted at the meeting. Any proxy may be revoked by the stockholder at any time prior to its being voted. Such revocation shall be effective upon receipt of a written notice by the Secretary of the Company at the address specified above.

     The expense of the solicitation of proxies for the meeting, including the cost of mailing, will be borne by the Company. In addition to mailing copies of this material to stockholders, the Company may request persons, and reimburse them for their expenses with respect thereto, who hold stock in their names or custody or in the names of nominees for others to forward copies of such material to those persons for whom they hold stock of the Company and to request authority for the execution of the proxies. In addition to the solicitation of proxies by mail, it is expected that some of the officers, directors, and regular employees of the Company, without additional compensation, may solicit proxies on behalf of the Board of Directors by telephone, telefax, and personal interview. The Company has retained D.F. King & Co., Inc. to aid in the solicitation of proxies, at an estimated cost of $8,000 plus reimbursement of reasonable out-of-pocket expenses.

     As of the close of business March 24, 1997, the date for determining the stockholders of record entitled to notice of and to vote at the meeting or any adjournment or adjournments thereof, there were issued and outstanding 13,952,928 shares of the Company's Common Stock, the holders thereof being entitled to one vote per share. The presence at the Annual Meeting of a majority of such shares, in person or by proxy, are required for a quorum.

                              ELECTION OF DIRECTORS

     The persons named in the accompanying proxy intend to vote for the election as directors the nominees listed herein. All of the nominees have consented to serve if elected. All directors will be elected to hold office until the next annual meeting of stockholders, and, in each case, each director will serve until his successor is elected and qualified or until his earlier resignation or removal. If a nominee should be unable to act as a director, the persons named in the proxy will vote for any nominee who shall be designated by the present Board of Directors to fill the vacancy. Each of the nominees presently serves as a director.

     Set forth below is biographical information for each of the nominees. Unless otherwise indicated, each has served in the stated capacity with the Company for the last five years.

     Herbert P. Dooskin, age 55, joined the Company in 1986 as Executive Vice President at which time he also became a Director.

     Joseph M. Goldenberg, age 71, a co-founder of Goldenberg Group, Inc., a wholly owned subsidiary of the Company, served as its Chairman from 1983 through 1994 and currently serves as a consultant. He has been a Director of the Company since 1983.

     Albert Hersh, age 81, a co-founder of the Company, has been a Director of the Company since 1954. He presently provides consulting services to the Company.

     William Lilley III, age 59, became a Director in October 1994. He is President of Policy Communications, Inc., a business consulting firm based in Washington, D.C.

     Elihu H. Modlin, age 69, has been a Director of the Company since 1992 and general counsel to the Company since 1960. He is a partner in the law firm of Messrs. Elihu H. Modlin and Charles M. Modlin.

     Dana R. Snyder, age 50, has been President, Chief Operating Officer and a Director since joining the Company in June, 1995. Prior thereto, Mr. Snyder was President of Alcoa Construction Products Group, a division of Stolle Corporation, a subsidiary of Aluminum Company of America.

     Jeffrey S. Silverman, age 51, joined the Company and became a Director in 1981. He has served as Chief Executive Officer of the Company since 1984 and Chairman of the Board since 1985.

     Shares represented by proxies solicited by the Board of Directors will, unless contrary instructions are given, be voted in favor of the election as Directors of the nominees named above. If a stockholder wishes to withhold authority to vote for any nominee, such stockholder can do so by following the directions set forth on the form of proxy solicited by the Board of Directors or on the ballot distributed at the Annual Meeting if such stockholder wishes to vote in person. Directors shall be elected by an affirmative vote of the votes of the shares of Common Stock present in person or represented by proxy at the meeting.

     During 1996, the Board of Directors held eight meetings. Members of the Compensation Committee of the Board of Directors during 1996 included Messrs. Hersh, Lilley and Modlin. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation to be paid to the Company's principal executive officers. Messrs. Hersh, Lilley and Modlin served as members of the Audit Committee of the Board of Directors during 1996. The Audit Committee reviews the audit plan with the Company's independent accountants, the scope and results of their audit and other related audit and accounting issues. During 1996, the Audit Committee and the Compensation Committee each held two meetings. The Executive Committee of the Board of Directors, which is comprised of Messrs. Dooskin, Goldenberg, Modlin and Silverman, held four meetings during 1996. The Board of Directors as a whole functions as a nominating committee to propose nominees for director to the Board of Directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March 20, 1997 (December 31, 1996 with respect to Dimensional Fund Advisors, Inc.) by all stockholders known to the Company to have been beneficial owners of more than five percent of its Common Stock, by each nominee for Director, by each of the executive officers included in the Summary Compensation Table below, and by all directors and executive officers as a group.

                                                                  AMOUNT
                                                                BENEFICIALLY    PERCENT OF
                 NAME OF BENEFICIAL OWNER(1)                    OWNED(2)(3)       CLASS
-------------------------------------------------------------   -----------     ----------
Jeffrey S. Silverman.........................................    4,203,488         24.9%
Jeffrey S. Silverman, Herbert P. Dooskin, and Stanford Zeisel
  as trustees of the Ply Gem Industries, Inc. Group Pension
  and Profit Sharing Trusts (the "Trusts")(4)................    1,050,423          7.5
Dana R. Snyder...............................................      919,711          6.2
Herbert P. Dooskin...........................................      488,468          3.4
Joseph M. Goldenberg.........................................      119,699            *
Albert Hersh.................................................       35,291            *
Donald Kruse.................................................       60,000            *
William Lilley II............................................        8,500            *
Elihu H. Modlin..............................................       29,500            *
Michael Vagedes..............................................        7,500            *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP(4)...........    6,922,580         37.8
Dimensional Fund Advisors, Inc.(5)...........................      736,300          5.3
Pioneering Management Corporation(6).........................      818,000          5.9

----------
 * Indicates holdings of less than 1%.

(1) The ages for each of the executive officers named above are as follows:
    Jeffrey S. Silverman -- 51; Dana R. Snyder -- 50; Herbert P. Dooskin -- 55; Donald Kruse -- 61; and, Michael Vagedes -- 40. The address for each of such executive officers, the other individuals named above and the Trusts is c/o Ply Gem Industries, Inc., 777 Third Avenue, New York, New York 10017.

(2) Directly and indirectly. The inclusion of securities owned by others as beneficially owned by the respective nominees and officers does not constitute an admission that such securities are beneficially owned by them. All of the named individuals have, except for unexercised options, voting powers with respect to the aforesaid shares.

(3) Includes shares which may be acquired pursuant to existing stock options which are exercisable through May 23, 1997 and restricted stock holdings.

(4) Includes shares owned of record by the Trusts.

(5) The address for Dimensional Fund Advisors, Inc. ("Dimensional") is 1299 Ocean Avenue, 11th floor, Santa Monica, California 90401. All of the shares of which Dimensional, a registered investment advisor, is deemed to have beneficial ownership of, are held in portfolios of DFA Investment Dimensions Group, Inc. (the "Fund"), a registered open-end investment company, in series of the DFA Investment Trust Company (the "Trust"), a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for each of which Dimensional serves as investment manager. Dimensional has sole voting power for 496,700 shares. In addition, officers of Dimensional are also officers of the Fund and the Trust, and in such capacities, these persons have sole voting power to 85,800 and 153,800 additional shares, respectively. Dimensional has sole dispositive power for 736,300 shares. Dimensional disclaims beneficial ownership of all such shares.

(6) The address for Pioneering Management Corporation ("Pioneering") is 60 State Street, Boston, Massachusetts 02109. Pioneering has sole voting power for 818,000 shares, sole dispositive power for 27,000 shares, and shared dispositive power for 791,000 shares.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table shows, for the fiscal years ending December 31, 1994, 1995 and 1996, the cash compensation paid by the Company and its subsidiaries, to the Company s Chief Executive Officer and each of the four most highly compensated executive officers of the Company and its subsidiaries at the end of 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                 COMPENSATION
                                                                                  AWARDS(3)
                                                                                 ------------
                                                      ANNUAL COMPENSATION(2)      SECURITIES    ALL OTHER
                                                    --------------------------    UNDERLYING    COMPENSA-
       NAME AND PRINCIPAL POSITION           YEAR    SALARY($)      BONUS($)      OPTIONS(#)    TION($)(4)
       ---------------------------           ----    ---------      --------      ----------    ----------
Jeffrey S. Silverman(1)...................   1996     2,493,795     2,105,510       750,000       22,963
  Chairman of the Board and Chief            1995     2,267,087     1,478,017            --        6,917
   Executive Officer of the Company          1994     1,295,741     1,488,543       750,000       14,088

Dana R. Snyder(5).........................   1996       446,250       899,000       366,842        6,654
  President and Chief Operating Officer      1995       237,019       150,000       550,000        4,374
   of the Company

Herbert P. Dooskin........................   1996       424,750       212,500            --        6,624
  Executive Vice President of the Company    1995       404,750        87,500            --        9,594
                                             1994       404,750       262,500        50,000       13,536

Donald Kruse(6)...........................   1996       176,000       227,238         4,000        7,757
  Chairman, Sagebrush Sales, Inc., a         1995       171,000        29,040         4,000        5,377
   wholly-owned subsidiary of the Company    1994       171,000       272,375         6,000        9,681

Michael Vagedes...........................   1996        90,000       252,111         1,500        9,281
  President, Richwood Building Products,     1995        85,000       139,928         1,500        4,015
   Inc., a wholly-owned subsidiary of        1994        80,000       139,440         1,000        8,350
   the Company

----------
(1) Mr. Silverman's compensation is determined in accordance with the provisions of an employment agreement entered into with the Company in 1986. In a continuing effort to enhance shareholder value, Mr. Silverman voluntarily initiated a modification to his compensation arrangement for 1997 by providing that 25% of the salary and bonus due to him during 1997 under his employment agreement shall be deferred until the price of Ply Gem's shares equals 150% of the closing price of Ply Gem's shares on the New York Stock Exchange on December 31, 1996. In addition, any options granted to Mr. Silverman in 1997 pursuant to his employment agreement shall not be exercisable until the market price of Ply Gem's shares equals 150% of the closing price of Ply Gem's shares on the New York Stock Exchange on December 31, 1996.

(2) Includes salary and bonus payable pursuant to employment agreements with the named executives. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below. For Mr. Silverman, bonus also reflects $1,113,017 in 1995 and $1,488,543 in 1994 for principal and accrued interest waived for 1994 and 1993, respectively, in accordance with the terms of interest bearing promissory notes delivered by Mr. Silverman to the Company.

(3) As of December 31, 1996, Mr. Silverman's aggregate restricted stock holdings totaled 150,000 shares with a value, based on the market price of the Company's Common Stock on December 31, 1996 ($12.375), of $1,856,250. These shares of restricted stock vest in installments of 25,000 shares per year subject to the Company achieving performance-based goals. Dividends are paid by the Company on restricted stock holdings.

(4) "All Other Compensation" includes for the named executives, the following:
    (i) a contribution in the amount of $8,100 in 1994, $3,750 in 1995 and $6,000 in 1996 ($9,000 in 1996 for Mr. Vagedes) made by the Company to the Ply Gem Industries Group Profit Sharing Plan; (ii) the following life insurance premiums or economic benefit calculated pursuant to P.S.-58 in 1994: Mr. Silverman -- $5,988; Mr. Dooskin -- $5,436; Mr. Kruse -- $1,581;
    and, Mr. Vagedes -- $250; (iii) the following life insurance premiums or economic benefit calculated pursuant to P.S.-58 in 1995: Mr. Silverman -- $3,167; Mr. Dooskin -- $5,844; Mr. Kruse -- $1,627; Mr. Snyder -- $624; and,
    Mr. Vagedes -- $265; and (iv) the following life insurance premiums or economic benefit calculated pursuant to P.S.-58 or P.S.-38 in 1996: Mr. Silverman -- $16,963; Mr.Dooskin -- $624; Mr. Kruse -- $1,757; Mr. Snyder -- $654; and, Mr. Vagedes -- $281.

(5) Mr. Snyder became President, Chief Operating Officer and a Director of the Company in June 1995. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below.

(6) Mr. Kruse, formerly President and Chief Executive Officer of Sagebrush Sales, Inc., became Chairman effective January 1, 1997. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options during 1996 under the Company's 1989 Employee Incentive Stock Plan and 1994 Employee Incentive Stock Plan to the Company's executives listed in the Summary Compensation Table above.

     The table also illustrates the Grant Date Present Value of those stock options based upon the Black-Scholes Model of Valuation, without giving effect to the non-transferability of the options.

     Irrespective of the theoretical value placed on a stock option on the date of grant, its ultimate value will depend on the market value of the Company's Common Stock at a future date. If the price of the Company's Common Stock increases, all stockholders will benefit commensurately with the optionees.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS
                             ------------------------------------------------------------------
                                PERCENT OF
                             NUMBER OF TOTAL
                                SECURITIES       OPTIONS GRANTED
                                UNDERLYING        TO EMPLOYEES       EXERCISE OR                     GRANT DATE
                             OPTIONS GRANTED        IN FISCAL        BASE PRICE      EXPIRATION        PRESENT
           NAME                  (#)(1)              YEAR(%)          ($/SH)(2)         DATE        VALUE ($)(3)
---------------------------   -------------          -------          ---------         ----        ------------
Jeffrey S. Silverman.......      750,000               54.8             12.50          8/20/06        2,962,500
Dana R. Snyder.............      216,842               15.9             16.50          1/02/01        1,088,547
                                 150,000               11.0             12.50          8/20/06          592,500
Donald Kruse...............        4,000                0.3             12.50          8/20/06           15,800
Michael Vagedes............        1,500                0.1             12.50          8/20/06            5,925

----------
(1) All options were granted at market value at the date of grant and are subject to earlier termination in certain instances related to termination of employment. The options granted to Mr. Snyder and Mr. Silverman are fully exercisable; all other options are exercisable one year subsequent to grant.

(2) The required tax withholding obligations related to exercise of certain options may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

(3) The amounts shown assume a rate of return based on the Black-Scholes Model of Valuation. The assumptions used were as follows: volatility -- 35%; risk-free rate of return (semi-annual basis) -- 5.38% as of January 2, 1996 for the options granted on such date, and 6.41% as of August 20, 1996 for the options granted on such date; dividend rate -- $.12 per annum; and, assumed time of exercise -- 6 years, except for the options granted on January 2, 1996, 5 years. No adjustments were made for non-transferability. There can be no assurance that the rate of appreciation assumed for purposes of this table will be achieved. The stock options will have no value to the executives named above or other optionees if the price of the Company's Common Stock does not increase above the exercise price of the option.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the Company's executives listed in the Summary Compensation Table above, concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                   SHARES                      OPTIONS AT FY-END(#)            AT FY-END($)
                                 ACQUIRED ON      VALUE      -------------------------   -------------------------
             NAME                EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
------------------------------   -----------   -----------   -------------------------   -------------------------
Jeffrey S. Silverman..........     101,626       736,789          2,947,500/0                   1,426,187/0
Dana R. Snyder................           0             0            910,782/6,060                       0/0
Herbert P. Dooskin............      65,000       326,875            385,000/0                     377,000/0
Donald Kruse..................           0             0             36,000/4,000                  31,375/0
Michael Vagedes...............           0             0              2,500/1,500                       0/0

PENSION PLANS

     The officers named above are covered by the Company's tax qualified Group Pension Plan which provides pension benefits to certain employees not covered by collective bargaining agreements.

     Eligible employees retiring at age 65 with twenty or more years of service are entitled to an annual pension benefit in an amount equal to their highest 5 year average compensation earned during the last 10 years of employment times
(1) 15% of said amount up to a social security integration level and (2) 30% of said amount in excess of that level to a maximum of $100,000. The Group Pension Plan recognizes total compensation to a maximum of $100,000 for each calendar year for each employee. The benefits listed are not subject to any deduction for Social Security or other offset amounts. All employees are fully vested after 5 years of service.

     The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under the Company's qualified Group Pension Plan:

                               PENSION PLAN TABLE

                                                            YEARS OF SERVICE
                                            -----------------------------------------------
           ANNUAL REMUNERATION                15        20        25        30        35
---------------------------------------     -------   -------   -------   -------   -------
$100,000 or more.......................     $17,910   $23,880   $23,880   $23,880   $23,880

     Presently credited years of service, if any, for the officers named in the Summary Compensation Table above are as follows: Herbert P. Dooskin -- ten years; Jeffrey S. Silverman -- fourteen years; Dana R. Snyder -- one year; Donald Kruse -- eight years; and, Michael Vagedes -- four years. Messrs. Dooskin and Silverman have minimum benefits in excess of those shown in the table attributable to their prior participation in the Company's pension plan and a minimum benefit provision contained in the Group Pension Plan which grandfathers the level of benefits in effect under the terms of the plan on September 30, 1987. The annual excess for Messrs. Dooskin and Silverman is $12,830 and $58,330, respectively.

DIRECTOR COMPENSATION

     Each nonemployee Director receives compensation of $25,000 per year in addition to $500 for each committee meeting attended. No fees are payable to officers and employees of the Company who serve as Directors. During 1996, Messrs. Hersh, Lilley and Modlin each were granted 12,500 options at an exercise price of $12.50 per share, the market price of the Common Stock of the Company on the date of grant. The options are exercisable commencing one year from the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Hersh, a Director of the Company and a member of its Compensation Committee in 1996, is a co-founder and former president of the Company and currently serves as a consultant. Mr. Goldenberg, a Director of the Company, is a co-founder of Goldenberg Group, Inc., a wholly owned subsidiary of the Company, and currently serves as a consultant. During 1996, the Company paid $91,000 to Mr. Hersh for consulting services and Goldenberg Group, Inc. paid $287,397 to Mr. Goldenberg for consulting services. During 1996, the Company paid $25,000 to Policy Communications, Inc., a Washington, D.C.-based consulting firm, of which Mr. Lilley, a Director of the Company and a member of its Compensation Committee in 1996, is President. The Company also paid $975,000 for professional services rendered in 1996 by the law firm in which Mr. Modlin, a Director of the Company and a member of its Compensation Committee in 1996, is a partner. Mr. Charles Modlin, Secretary of the Company, is also a partner of said law firm.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has employment agreements with Messrs. Dooskin, Snyder, Silverman, Kruse and Vagedes. These agreements provide for continued service in their present positions until April 15, 2000 with respect to Mr. Dooskin, until June 5, 1999 with respect to Mr. Snyder, until April 30, 2007 with respect to Mr. Silverman, until January 1, 2000 with respect to Mr. Kruse, and until December 31, 1998 with respect to Mr. Vagedes. The agreements with Messrs. Dooskin and Silverman are automatically renewed on an annual basis unless otherwise terminated. The agreement with Mr. Snyder is automatically extended for an additional one year, unless either party provides six months prior written notice. Mr. Kruse, formerly President and Chief Executive Officer of Sagebrush Sales, Inc., a wholly owned subsidiary of the Company, became Chairman effective January 1, 1997.

     In the case of Mr. Kruse and Mr. Vagedes, annual compensation is determined by contractual arrangement with a bonus based upon an established performance criteria. In the case of Mr. Snyder, increases in salary are determined by the Compensation Committee of the Board of Directors, subject to minimum increases of 5%, and bonuses are awarded in accordance with his employment agreement and pursuant to the Company's Incentive Compensation Plan. Upon a change of control and if his employment is terminated, Mr. Snyder is entitled to payments in lieu of future performance benefits. In the case of Mr. Dooskin, increases in salary and bonus are determined annually by the Board of Directors. Reference is made to "Executive Compensation Committee Report" below for a description of the terms and conditions of Mr. Silverman's employment agreement, as amended, not otherwise described herein.

     Certain of the agreements provide for continued payments in the event of physical or mental incapacity. In the case of Mr. Silverman, these payments continue for the balance of the employment term and thereafter for an indeterminate period at a rate equal to 50% of salary and bonus received during the last year prior to mental or physical incapacity, plus increases based upon increases in the cost of living. The payments continue so long as such mental or physical disability continues. In the case of Mr. Dooskin, payments of salary and bonus continue for a period of one year. With respect to Mr. Kruse, payments amounting to one-half of his base salary continue for six months.

     In the event of Mr. Silverman's death during the term of the agreement, his estate would continue to receive salary and bonus payments during the balance of the term. In the event of Mr. Dooskin's death, his estate would continue to receive payments for one year.

     The Company maintains key man life insurance policies on the life of Mr. Silverman and Mr. Snyder having aggregate death benefits payable to the Company of $34,500,000 and $10,000,000 respectively. Life insurance policies in the principal amount of $800,000 are maintained with respect to Mr. Kruse, $500,000 of the proceeds of which are payable to the Company.

     The Company has entered into split-dollar life insurance agreements with certain of its principal executive officers. Pursuant to each of the agreements, the Company pays the annual premiums on specified life insurance policies owned by each, net of the amount of the "economic benefit" attributable to them. The amount of the premiums paid by the Company constitutes indebtedness to the Company and is secured by collateral assignments of each of the insurance policies.

     The agreements with each of the aforementioned individuals provide for non-competitive commitments during the term of the agreement and for periods subsequent thereto. The employee stock options granted to each of the aforesaid individuals provide for a "cash out" (as defined) in the event of a change in control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of its Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than ten percent stockholders are required by the Commission to furnish the Company with copies of all Section 16(a) forms they file.

     The Company believes that, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons, during 1996 all filing requirements applicable to its officers, directors and greater than ten percent stockholders were complied with.

PERFORMANCE GRAPH

     The following performance graph assumes $100 invested in Ply Gem Industries, Inc. Common Stock, the American Stock Exchange Market Index and Dow Jones Building Materials Index on December 31, 1991 and provides for a comparison of five year cumulative total return. It also assumes reinvestment of dividends.

                                                          American Stock         Dow Jones
        Measurement Period                Ply Gem         Exchange Market        Building
      (Fiscal Year Covered)          Industries, Inc.          Index          Materials Index
      ---------------------          ----------------     ---------------     ---------------
12/91                                       100                 100                 100
12/92                                       140                 101                 127
12/93                                       193                 121                 158
12/94                                       209                 110                 125
12/95                                       179                 139                 170
12/96                                       140                 148                 203

EXECUTIVE COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board of Directors (the "Committee") during 1996 was comprised of William Lilley III, Albert Hersh and Elihu H. Modlin. The Committee is charged with reviewing and approving compensation of the Company's senior executives. The Company's executive compensation program consists of three main components: base salary, potential for an annual bonus based on performance, and the opportunity to earn stock-based incentives designed to encourage the achievement of superior results over time and ownership of Common Stock of the Company. The Stock Option Committee ("Stock Option Committee") of the Board of Directors is charged with the responsibility of granting stock options and restricted stock awards to executive employees. The Stock Option Committee during 1996 was comprised of Messrs. Hersh and Lilley.

     The Company has previously entered into employment agreements with each of the named executives covered in the Summary Compensation Table above. The employment agreements with Michael Vagedes and Donald Kruse were initially entered into at the time of the acquisition of the businesses owned and operated by such executives. In general, executives receive a base salary with fixed annual increases according to the terms of their respective employment agreements and are eligible to receive a bonus in accordance with such contracts based on the performance of the Company or the subsidiary employing the senior executive. Accordingly, the amount of such bonuses vary for each executive depending on the performance of the Company or their respective subsidiary. In the case of Mr. Dooskin, salary and bonus are determined annually by the Board of Directors. In the case of Mr. Snyder, increases in salary are determined by the Committee, subject to minimum increases of 5% and bonuses are awarded in accordance with his employment agreement and pursuant to the Company's Incentive Compensation Plan. The Committee adopted a policy effective January 1, 1994 with respect to all new executive employment arrangements to maintain executive compensation within the deduction cap of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Reference is made to "Employment Contracts and Termination of Employment and Change in Control Arrangements" for a discussion of the Company's employment and other agreements with its senior executives.

     The Company's senior executives are eligible to receive stock options and/or restricted stock in accordance with the Company's stock plans. The objectives of such participation are to align executive and stockholder long-term interests and to enable executives to develop and maintain a significant, long-term stock ownership position in the Company. The Company's Stock Option Committee has the responsibility for granting stock options and restricted stock awards to executive and management employees. In granting stock options, the Stock Option Committee takes into account Company performance, subsidiary performance and individual performance. Company and subsidiary performance is measured by increases in earnings and, to a lesser extent, increases in sales. Individual performance is measured by the individual's contributions to such enhanced performance. In the case of Mr. Silverman, the non-qualified stock option grants awarded to him are based upon provisions of his employment agreement which provides for increases or decreases in the number of options to be granted each year in proportion to the increases or decreases in net income. All of the stock options granted to senior executives in 1996 were exempt from the deduction cap of Section 162(m) of the Code in accordance with the regulations promulgated thereunder.

     The Chairman of the Board and Chief Executive Officer of the Company is Jeffrey S. Silverman. Mr Silverman has expressed to the Committee his personal disappointment with the Company's stock price performance in recent years and his ongoing commitment to take positive steps to enhance shareholder value. As evidence of this commitment and at the request of Mr. Silverman, the Committee and Mr. Silverman have modified Mr. Silverman's compensation arrangement for 1997 by providing that 25% of the salary and bonus due to him during 1997 under his employment agreement shall be deferred until the price of Ply Gem's shares equals 150% of the closing price of Ply Gem's shares on the New York Stock Exchange on December 31, 1996. In addition, any options granted to Mr. Silverman in 1997 pursuant to his employment agreement shall not be exercisable until the market price of Ply Gem's shares equals 150% of the closing price of Ply Gem's shares on the New York Stock Exchange on December 31, 1996. At Mr. Silverman's request, he and the Committee are exploring additional modifications to Mr. Silverman's compensation arrangements to further contribute to the enhancement of shareholder value.

     Mr. Silverman's 1996 compensation was determined in accordance with the provisions of his employment agreement entered into with the Company in 1986. The base salary paid to him was paid in accordance with the provisions of his employment agreement. From the time Mr. Silverman joined the Company, the Company's market capitalization increased from approximately $10 million to approximately $173 million as of December 31, 1996. A modification of Mr. Silverman's employment agreement originally entered into in 1986 became effective January 1, 1991. Based upon the provisions of the 1986 employment agreement, Mr. Silverman would have been entitled to additional payments of salary and bonus during the years 1986-1990 of approximately $5,000,000 in excess of the salary and bonus actually paid to him. In light of Mr. Silverman's substantial contributions to the Company and its stockholders since joining the Company in 1982, and in consideration for the modification of his employment agreement, the Company in 1991 extended a loan to Mr. Silverman in the amount of $5,900,000, bearing interest at 7% per annum repayable in annual installments of $590,000. The amendment to his employment agreement provides for increases in base salary each year of 10% or increases in the cost of living, whichever is greater. Future cash bonus payments are determined in accordance with certain criteria related to the performance of the Company during the prior year. A further modification of Mr. Silverman's employment agreement effective December 23, 1992 provided for, among other things, an extension of the term of the agreement and an increase in base salary. In consideration for the modification and the additional contributions made to the Company by Mr. Silverman, the Company extended a loan to Mr. Silverman of $3,500,000 bearing interest at the rate of 7.3% per annum, repayable in annual installments of $350,000. Repayment of principal and interest for the above referred to loans may be waived at the discretion of the Board of Directors and waiver is mandated in the event net income standards, as defined, are met. The present principal balances of the aforesaid loans are $2,950,000 and $2,450,000, respectively. In further consideration for the 1991 modification to his 1986 employment agreement, Mr. Silverman is entitled to receive an additional annual $495,000 bonus as an incentive compensation payment. These payments are subject to Mr. Silverman's continued employment and to the Company having net income as defined therein. To reemphasize his commitment to the Company's future growth, Mr. Silverman initiated a reduction of 30% of his salary for 1994. Additionally, Mr. Silverman agreed that his 1994 bonus of $1,331,000 and incentive compensation payment of $495,000 would not be paid. In consideration thereof, the Company agreed to provide additional incentive compensation to enable him to increase his compensation by $913,000 (50% of the 1994 bonus and incentive compensation not paid) in each of two of the next four years if the Company's net income exceeds its historical high or if the price of the Company's Common Stock exceeds its historic high and extended an interest bearing loan in the amount of $3,500,000. Principal payments of $250,000 and interest are due on December 31st of each year. The entire remaining principal balance and accrued interest thereon are due and payable on December 31, 1998. The present principal balance of said loan is $3,000,000. Based upon Mr. Silverman's employment agreement, he would have been entitled to a grant of 750,000 stock options in 1995. In consideration of Mr. Silverman's agreement to waive receipt of such options, the Company, in December 1995, extended a loan to Mr. Silverman in the amount of $5,000,000. Principal payments of $250,000 are due on April 30 of each year. Accrued interest is payable on December 31 of each year. The entire remaining principal balance and accrued interest are due and payable on April 30, 2001. Mr. Silverman secured the loan with certain employee stock options held by him. For each of the 1994 and 1995 notes, interest is calculated annually at the higher of a floating rate adjusted annually based upon the average rate paid by the Company pursuant to its principal bank credit agreement, or the applicable Federal rate (as defined in the note) in effect for the subject period.

       COMPENSATION COMMITTEE            STOCK OPTION COMMITTEE
------------------------------------     ----------------------
Albert Hersh                             Albert Hersh
William Lilley III                       William Lilley III
Elihu H. Modlin

                     APPOINTMENT OF INDEPENDENT ACCOUNTANTS

     The Board of Directors has selected Grant Thornton LLP as the independent public accountants who will make an examination of the financial statements of the Company for the year ending December 31, 1997. A representative from Grant Thornton LLP is expected to be present at the annual meeting to respond to appropriate questions and to make a statement if that representative so desires.

                PROPOSALS BY STOCKHOLDERS -- 1998 ANNUAL MEETING

     All proposals by stockholders intended to be presented at the next annual meeting of stockholders (to be held in May 1998) must be received by the Company at its office 777 Third Avenue, New York, New York 10017, no later than November 30, 1997 in order to be included in the proxy statement and form of proxy relating to such meeting. All such proposals must comply with applicable Securities and Exchange Commission rules and regulations.

                                 OTHER BUSINESS

     Management is not aware of any matters to be presented at the meeting other than those set forth in this Proxy Statement. However, should any other business properly come before the meeting, or any adjournment or adjournments thereof, the enclosed Proxy confers upon the persons entitled to vote the shares represented by such Proxies, discretionary authority to vote the same in respect to any such other business in accordance with their best judgment in the interest of the Company.

     MANAGEMENT UNDERTAKES TO PROVIDE ITS STOCKHOLDERS WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY SUCH STOCKHOLDER, BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH REQUEST, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES FILED THEREWITH. WRITTEN REQUEST FOR SUCH REPORT SHOULD BE ADDRESSED TO PAUL BOGUTSKY, TREASURER, PLY GEM INDUSTRIES, INC., 777 THIRD AVENUE, NEW YORK, NEW YORK 10017. ORAL REQUESTS SHOULD BE MADE BY TELEPHONE TO SUCH PERSON AT (212) 832-1550.

     The form of proxy solicited by the Board of Directors affords stockholders the ability to specify a choice among approval of, disapproval of, or abstention with respect to each matter to be acted upon at the Annual Meeting. Shares represented by the proxy will be voted and, where the solicited stockholder indicates a choice on the form of proxy with respect to any matter to be acted upon, the shares will be voted as specified. Abstentions and broker non-votes will not have the effect of votes in opposition to a Director.

     Stockholders are urged to sign the enclosed proxy, solicited on behalf of the Board of Directors, and return it at once in the envelope enclosed for that purpose. Unless a contrary direction is indicated, Proxies will be voted for the election as directors of the nominees listed in this Proxy Statement. The Proxy does not affect the right to vote in person at the meeting and may be revoked by the stockholder who executed it any time prior to its being voted.

                                    By Order of the Board of Directors

                                    CHARLES M. MODLIN
                                    Secretary

            THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF PLY
                              GEM INDUSTRIES, INC.

               PROXY-ANNUAL MEETING OF STOCKHOLDERS, MAY 10, 1996

THE UNDERSIGNED HEREBY APPOINTS JEFFREY S. SILVERMAN, HERBERT P. DOOSKIN AND ELIHU H. MODLIN, AND EACH OF THEM, PROXIES AND ATTORNEYS-IN-FACT OF THE UNDERSIGNED, WITH THE POWER TO APPOINT HIS SUBSTITUTE, AND HEREBY AUTHORIZES THEM TO REPRESENT AND TO VOTE, AS DESIGNATED BELOW, ALL THE SHARES OF COMMON STOCK OF PLY GEM INDUSTRIES, INC. HELD OF RECORD BY THE UNDERSIGNED ON APRIL 5, 1996 AT THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 1996 OR ANY ADJOURNMENT THEREOF.

           (CONTINUED AND TO BE DATED AND SIGNED ON THE REVERSE SIDE)






                            PLY GEM INDUSTRIES, INC.
     PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.

                                                                    FOR ALL
                                                                   Except as
                                                FOR   WITHHELD   listed at left

  1. Election of Directors--
     Herbert P. Dooskin, Joseph Goldenberg,     [ ]      [ ]          [ ]
P    Albert Hersh, William Lilley III,
     Elihu H. Modlin, Jeffrey S. Silverman
R    and Dana R. Snyder.

O

X INSTRUCTION: To withhold authority to vote for any individual nominee write that nominees name in the blank space below.
Y
   _____________________________________________________________________________

   In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

   THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL "1" ABOVE.



                                    Date _________________________________, 1996

                                    ____________________________________________

                                    ____________________________________________
                                              Signature of Stockholder(s)

Please sign exactly as your name or names appear to the left hereof. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.